EXHIBIT 12

 UNITED TECHNOLOGIES CORPORATION AND SUBSIDIARIES
Statement Re: Computation of Ratios

(Millions of Dollars)

	2002	2001	2000	1999	1998

Fixed Charges:
Interest expense	$381	$426	$382	$260	$197
Interest capitalized	16	22	18	15	12
One-third rents*	71	68	65	65	77
	$468	$516	$465	$340	$286
Earnings:
Income from continuing operations before minority interests	$3,276	$2,807	$2,758	$1,257	$1,810

Fixed charges per above	468	516	465	340	286
Less: interest capitalized	(16)	(22)	(18)	(15)	(12)
	452	494	447	325	274
Amortization of interest capitalized	4	18	21	25	31

Total Earnings	$3,732	$3,319	$3,226	$1,607	$2,115

Ratio of Earnings to Fixed Charges	7.97	6.43	6.94	4.73	7.40

* Reasonable approximation of the interest factor.